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EXHIBIT (a)(1)(v)

[CELESTICA LETTERHEAD]

NOTICE OF ELECTION TO WITHDRAW OPTIONS FROM OFFER TO PURCHASE

If you previously accepted Celestica Inc.'s Offer to Purchase Specified Options, and you would like to change your election and reject the offer, you must sign this Notice (or otherwise provide written notice containing the required information) and return it to your site representative at Celestica or to Towers Perrin before 5:01 P.M., Eastern Time, on July 11, 2005 (or, if the offer is extended, before the extended expiration date).

To Celestica:

I previously received a copy of the Offer to Purchase Specified Options and the Letter of Transmittal (election form). I signed and returned the Letter of Transmittal (election form), in which I accepted Celestica's Offer to Purchase Specified Options. I now wish to change that election and reject Celestica's Offer to Purchase Specified Options with respect to my Options. I further understand that by signing this Notice and delivering it to my site representative at Celestica or to Towers Perrin, I will withdraw my acceptance of the offer with respect to my Options and instead reject the Offer to Purchase Specified Options. I have read and understand all of the terms and conditions of the Offer to Purchase Specified Options.

By rejecting the Offer to Purchase Specified Options, I understand that I will not receive any cash for such Options and I will retain my Options previously tendered on their existing terms and conditions. These Options will continue to be governed by the option plan under which they were granted.

Optionee's Signature	Date
Optionee's Name — Please print name
Celestica Employee Number

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NOTICE OF ELECTION TO WITHDRAW OPTIONS FROM OFFER TO PURCHASE